--------
 FORM 4
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
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[ ] Check this box if
    no longer subject                        U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
    to Section 16. Form 4                             WASHINGTON, DC 20549                              OMB Number: 3235-0287
    or Form 5 obligations                                                                               Expires: January 31, 2005
    may continue. See                      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
    Instruction 1(b)                                                                                    hours per response....0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                          Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                                               of the Investment Company Act of 1940


----------------------------------------------------------------------------------------------------------------------------------|
|1.Name and Address of Reporting Person*   |2.Issuer Name and Ticker or Trading Symbol  |6.Relationship of Reporting Person       |
|                                          |                                            |  to Issuer (Check all applicable)       |
|    Krucker    Thomas        F            |   American Water Star, Inc. (AMWS)         |                                         |
|------------------------------------------|                                            |  [X] Director     [X] 10% Owner         |
|    (Last)     (First)     (Middle)       |                                            |  [X] Officer      [ ] Other (specify    |
-------------------------------------------|--------------------------------------------|      (give            below)            |
|                                          |3.IRS Identification   |4.Statement for     |       title                             |
|     4560 S. Decatur Blvd., Suite 204     |  Number of reporting  |  Month/Day/Year    |       below)                            |
|------------------------------------------|  person, if an        |                    |                                         |
|               (Street)                   |  entity (voluntary)   |  12/23/02          |  Secretary/Treasurer, CFO and Director  |
|                                          |                       |--------------------|-----------------------------------------|
|     Las Vegas       NV          89128    |                       |5.If Amendment,     |7.Individual or Joint/Group Filing       |
|------------------------------------------|                       |  Date of Original  |  (Check applicable line)                |
|        (City)      (State)      (Zip)    |                       |  (Month/Day/Year)  |                                         |
|                                          |                       |                    |  [X] Form filed by One Reporting Person |
|                                          |                       |                    |  [ ] Form filed by More than One        |
|                                          |                       |                    |      Reporting Person                   |
|---------------------------------------------------------------------------------------------------------------------------------|

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                          TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security       |2.Trans- |2A.Deemed   |3.Trans- |4.Securities Acquired (A)     |5.Amount of     |6.Owner-  |7.Nature  |
|  (Instr. 3)              |  action |   Execution|  action |  or Disposed of (D)          |  Securities    |  ship    |  of In-  |
|                          |  Date   |   Date, if |  Code   |  (Instr. 3, 4 and 5)         |  Beneficially  |  Form:   |  direct  |
|                          |         |   any      |  (Instr.|                              |  Owned follow- |  Direct  |  Benefi- |
|                          | (Month/ |   (Month/  |   8)    |                              |  ing reported  |  (D) or  |  cial    |
|                          |  Day/   |    Day/    |---------|------------------------------|  Transaction(s)|  Indirect|  Owner-  |
|                          |  Year)  |    Year)   |     |   |             |(A)or|          |  (Instr. 3 and |  (I)     |  ship    |
|                          |         |            |Code | V |    Amount   |(D)  |  Price   |   4)           | (Instr.4)| (Instr.4)|
|---------------------------------------------------------------------------------------------------------------------------------|
| Common Stock             |12/23/02 |            | K   |   |5,000,000 (1)| A   | $.50/sh  |                |    D     |          |
|---------------------------------------------------------------------------------------------------------------------------------|
| Common Stock             |12/24/02 |            | J   |   |1,000,000 (2)| A   | $.50/sh  |                |    D     |          |
|---------------------------------------------------------------------------------------------------------------------------------|
| Common Stock             |12/27/02 |            | A   |   |1,000,000 (3)| A   |   (3)    |  7,096,667     |    D     |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|
|                          |         |            |     |   |             |     |          |                |          |          |
|---------------------------------------------------------------------------------------------------------------------------------|



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FORM 4 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

|---------------------------------------------------------------------------------------------------------------------------------|
|1.Title of |2.Conver-|3.Trans-|3A.Deemed |4.Trans-|5.Number of |6.Date Exer- |7.Title & Amount|8.Price|9.Number|10.Owner-|11.Na- |
| Derivative| sion or | action | Execution| action | Derivative | cisable and | of Underlying  | of    | of Der-| ship    | ture  |
| Security  | Exercise| Date   | Date,    | Code   | Securities | Expiration  | Securities     | Deriv-| ivative| Form    | of In-|
|(Instr.3)  | Price of|(Month/ | if any   | (Instr.| Acquired   | Date        | (Instr. 3 and  | ative | Secur- | of Deri-| direct|
|           | Deriv-  | Day/   | (Month/  | 8)     | (A) or     | (Month/Day/ | 4)             | Secur-| ities  | vative  | Bene- |
|           | ative   | Year)  |  Day/    |        | disposed   |  Year)      |                | ity   | Benefi-| Secu-   | ficial|
|           | Security|        |  Year)   |        | (D)        |             |                |(Instr.| cially | rity:   | Own-  |
|           |         |        |          |        | (Instr.3,  |-------------|----------------| 5)    | Owned  | Direct  | ership|
|           |         |        |          |        | 4 and 5)   |      |      |        |Amount |       | at End | (D) or  |(Instr.|
|           |         |        |          |        |            |Date  |Expir-|        |or     |       | of     | Indi-   | 4)    |
|           |         |        |          |        |            |Exer- |ation | Title  |Number |       | Month  | rect (I)|       |
|           |         |        |          |--------|------------|cis-  |Date  |        |of     |       |(Inst.4)|(Instr.4)|       |
|           |         |        |          |Code| V |  (A) | (D) |able  |      |        |Shares |       |        |         |       |
|-----------|---------|--------|----------|----|---|------------|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
|           |         |        |          |    |   |      |     |      |      |        |       |       |        |         |       |
|-----------|---------|--------|----------|----|---|------|-----|------|------|--------|-------|-------|--------|---------|-------|
Explanation of Responses:

(1) On December 23, 2002, AMWS completed the acquisition of American Distribution & Packaging, Inc. ("AD&P"), a privately held Nevada corporation, pursuant to an Acquisition Agreement (the "Agreement") dated December 23, 2002.  Pursuant to the
Agreement, AD&P exchanged all of its outstanding common stock for 5,200,000 newly issued shares of AMWS common stock.
Accordingly, each outstanding share of common stock of AD&P was surrendered in exchange of approximately 5.2 shares of AMWS common stock. Mr. Krucker, President and majority shareholder of AD&P, acquired 5,000,000 shares of AMWS in the exchange.
Upon completion of the share exchange, Articles of Exchange were filed with the Nevada Secretary of State and AD&P became the wholly-owned subsdiary of AMWS.

(2) On December 24, 2002, AMWS completed the acquisition of All-Star Beverages, Inc. (formerly Star Beverage, Inc.), a privately held Nevada corporation, pursuant to an Acquisition Agreement (the "Agreement") dated as of September 6, 2002.  Pursuant to the
Agreement, All-Star exchanged all of its outstanding common stock for 8,200,000 newly issued shares of AMWS common stock.
Accordingly, each outstanding share of common stock of All-Star was surrendered in exchange of approximately 8.2 shares of AMWS common stock. Mr. Krucker, Secretary/Treasurer and shareholder of All-Star, acquired 1,000,000 shares of AMWS in the exchange.
Upon completion of the share exchange, Articles of Exchange were filed with the Nevada Secretary of State and All-Star became the wholly-owned subsdiary of AMWS.

(3) On December 27, 2002, in consideration of his continued services to AMWS, AMWS granted Mr. Krucker a Stock Award and issued him 1,000,000 shares of AMWS restricted common stock pursuant to AMWS's Stock Plan adopted by the Board of Directors On December
27, 2002.





    /s/ Thomas F. Krucker                                       12/27/02
    **Signature of Reporting Person                               Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

       ** Intentonal misstatements or omissions of facts constitute Federal Criminal violations.
          See 18U.S.V. 1001 and 15 U.S.C. 78ff(a).


    Note: File three copies of this Form, one of which must be manually signed.  If space provided is
          insufficient, see Instruction 6 for procedure.                                                                Page 2

Last update: 09/05/02
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